SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Schedule 13G

        Under the Securities Exchange Act of 1934 (Amendment No. 1)

                                 LMKI INC.
                             (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
                          (Title of Class of Securities)

                                50208L 10 8
                               (CUSIP Number)

                              December 31, 1999
         (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50208L 10 8

1. Name of Reporting Person: Paul Gamberg
   I.R.S. Identification Nos. of above person (entities only)

2  Check the appropriate box if a member of a group*        (a)[ ]
                                                            (b)[x]

3  SEC use only


4  Citizenship or place of organization: USA

               5.  Sole Voting Power:                        1,887,000
Number of
Shares
Beneficially   6.  Shared Voting Power:                      1,887,000
Owned By
Each
Reporting      7.  Sole Dispositive Power:                   1,887,000
Person
With
               8. Shared Dispositive Power:                  1,887,000

9   Aggregate amount beneficially owned by each
    reporting person                                         1,887,000

10  Check box if the aggregate amount in row (11)
    excludes certain shares*                                 [ ]

11  Percent of class represented by amount in row (11)       5.2% (1)

12  Type of reporting person*                                IN

+ (a)=Member (b)=Not Member

(1) Based on 36,115,666 shares outstanding as reported in the Issuer's Form 10-KSB for the fiscal year ended August 31, 1999 filed with the Commission.




                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G
                  Under the Securities Exchange Act of 1934

                               INTRODUCTION

The information contained in this statement is as of the date hereof, unless otherwise expressly provided herein. The filing of this statement shall not be construed as an admission that the Filing Party is the beneficial owner of any shares with respect to which beneficial ownership is disclaimed.

Item 1.

  (a)  Name of Issuer: LMKI INC.

  (b)  Address of Issuer's Principal Executive Offices:
       1720 East Garry Avenue, Suite 201
       Santa Ana, California 92705

Item 2.

  (a)  Name of Person Filing: Paul Gamberg

  (b)  Address of Principal Business Office:
       233 North Rampart
       Los Angeles, CA 90026

  (c)  Citizenship: USA

  (d)  Title of Class of Securities:
       Common Stock, Par Value $0.001 Per Share

  (e)  CUSIP Number: 50208L 10 8

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
  (a) [ ] Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).
  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
          (15 U.S.C. 78c).
  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
  (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
  (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
  (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
  (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
  (a) Amount beneficially owned:                                    1,887,000
  (b) Percent of class:                                                  5.2%
  (c) Number of shares as to which the person has:
     (i) Sole power to vote or to direct the vote:                  1,887,000
     (ii) Shared power to vote or to direct the vote:               1,887,000
     (iii) Sole power to dispose or to direct the disposition of:   1,887,000
     (iv) Shared power to dispose or to direct the disposition of:  1,887,000

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification
  (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect
  (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

                                Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  5/18/00


By:/s/_________________________
          Paul Gamberg

[DESCRIPTION]          LMKI GAMBERG SCH 13G/A 1999

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18U.S.C. 1001)